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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. )*

                      Covol Technologies, Inc.
                         (Name of Issuer)

                   Common Stock, $.001 par value
                   (Title of Class of Securities)

                           223575-10-1
                          (CUSIP Number)

                            Joel Frank
                       OZ Management, L.L.C.
                  153 E. 53rd Street, 44th Floor
                       New York, New York 10022
                           212-292-5956
         (Name, Address, and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                       November 19, 1999
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [x].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     OZ Management, L.L.C.


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7.   SOLE VOTING POWER

     0 Shares

8.   SHARED VOTING POWER

     3,663,870 Shares (including 3,085,332 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)

9.   SOLE DISPOSITIVE POWER

     0 Shares


10.  SHARED DISPOSITIVE POWER

     3,663,870 Shares (including 3,085,332 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,663,870 Shares (including 3,085,332 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     OO

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     OZ Master Fund, Ltd.


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC


5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands


7.   SOLE VOTING POWER

     0 Shares


8.   SHARED VOTING POWER

     3,663,870 Shares (including 3,085,332 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)


9.   SOLE DISPOSITIVE POWER

     0 Shares


10.  SHARED DISPOSITIVE POWER

     3,663,870 Shares (including 3,085,332 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,663,870 Shares (including 3,085,332 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%


14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO


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     This Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of Covol Technologies, Inc., a Delaware corporation (the "Company"). This Statement is being filed by the Reporting Persons (as defined herein) due to a change in the number of Shares for which certain Company securities held by the Reporting Persons may be converted, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 20% of the outstanding Shares. Such change accordingly requires the filing of this Statement on Schedule 13D in lieu of the Statement on Schedule 13G, dated August 16, 1999, previously filed by the Reporting Persons.


Item 1.   Security and Issuer

     The class of securities to which this statement on Schedule 13D relates is the Common Stock, par value $.001 per share of Covol Technologies, Inc., a Delaware corporation. The Company has its principal executive offices at 3280
N. Frontage Rd, Lehi, Utah 84043.


Item 2.   Identity and Background

     This statement is filed by OZ Management, L.L.C., a Delaware limited liability company ("OZ Management"), and OZ Master Fund, Ltd., a Cayman Islands exempt company ("OZ Master Fund") (together, the "Reporting Persons"). OZ Master Fund may be deemed beneficially and directly to own the Shares reported hereby, and OZ Management may be deemed beneficially and indirectly to own such Shares by reason of its investment advisory relationship with OZ Master Fund. Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Reporting Persons constitute a "group" for any purpose.

     a. OZ Management, L.L.C. OZ Management is a Delaware limited liability company. OZ Management serves as the investment manager for OZ Master Fund, Ltd. Daniel S. Och, an individual resident of New York and a U.S. citizen, with his principal address c/o OZ Management, is the managing member of OZ Management. The principal business address of OZ Management is 153 E. 53rd Street, 43rd Floor, New York, New York 10022.

     b. OZ Master Fund, Ltd. OZ Master Fund is an exempted company incorporated under the laws of the Cayman Islands. OZ Master Fund serves as a master fund to which may be contributed a significant portion or possibly all of the assets of (i) OZ Overseas Fund, Ltd., an exempted company incorporated under the laws of the Cayman Islands to operate as a private investment fund, and (ii) OZ Domestic Partners, L.P., a Delaware limited partnership operating as a private investment fund for U.S. investors. The principal business of OZ Master Fund is to invest, on margin or otherwise, in securities and other financial instruments of U.S. and foreign entities, including, without limitation, equity and equity-related securities, partnership interests, debt securities, currencies, commodities, derivative products, and other securities, and to sell any such securities short and cover such sales. The registered office of OZ Master Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 G.T., Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands, B.W.I.

     c. In addition to the information given above with respect to the Reporting Persons, the following information is provided pursuant to Instruction C to Schedule 13D.

     OZ Overseas Fund, Ltd., an exempted company incorporated under the laws of the Cayman Islands, operates as a private investment fund, and may contribute some or all of its assets to OZ Master Fund. Its registered office is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 G.T., Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands, B.W.I. OZ Domestic Partners, L.P., a Delaware limited partnership, operates as a private investment fund for U.S. investors, and may contribute some or all of its assets to OZ Master Fund. Its principal business address of c/o OZ Management, 153 E. 53rd Street, 43rd Floor, New York, New York 10022.

     OZ Advisors, L.L.C., a Delaware limited liability company, serves as sole general partner to OZ Domestic Partners, L.P., and may be deemed to control OZ Domestic Partners, L.P. The principal business of OZ Advisors, L.L.C. is to serve as general partner of OZ Domestic Partners, L.P. and funds with similar investment objectives. Och-Ziff Associates, L.L.C., a Delaware limited liability company, serves as sole managing member of OZ Advisors, L.L.C., and may be deemed to control OZ Advisors, L.L.C. Its principal business is to serve as general partner of OZ Advisors, L.L.C. and funds with similar investment objectives.

     Daniel S. Och, an individual resident of New York and U.S. citizen, with his principal address c/o OZ Management, is the managing member of both OZ Management and Och-Ziff Associates, L.L.C. His principal business is to serve as investment adviser. The principal business address for each of OZ Advisors, L.L.C., Och-Ziff Associates, L.L.C. and Daniel S. Och is c/o OZ Management, 153 E. 53rd Street, 43rd Floor, New York, New York 10022.

     The name, business address, present principal occupation or employment and citizenship of (i) each director and executive officer of OZ Master Fund, and (ii) each executive officer of OZ Management are set forth on Schedule I hereto, and are incorporated herein by reference.

     The name, business address, present principal occupation or employment and citizenship of each director of OZ Overseas Fund, Ltd. is set forth in
Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of (i) OZ Domestic Partners, L.P., (ii) OZ Advisors, L.L.C., the sole general partner of OZ Domestic Partners, L.P., and (iii) Och-Ziff Associates, L.L.C., the managing member of OZ Advisors, L.L.C., is set forth in Schedule II-B hereto, and are incorporated herein by reference.

     d. During the last five years, none of the Reporting Persons, nor to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

     OZ Master Fund acquired 60,000 shares of Series D 7% Convertible Preferred Stock (the "Preferred Stock"), together with Series C Warrants to purchase 228,572 Shares and Series D Warrants to purchase 342,858 Shares (collectively, the "Warrants"), pursuant to a Securities Purchase Agreement dated as of March 17, 1999, for a purchase price of $6,000,000. Funds for such acquisition were provided by working capital of OZ Master Fund. All Shares reported hereby were acquired in such transaction.

     Working capital of OZ Master Fund in the normal course of its business is comprised of equity contributions of the shareholders; earnings from operations; and funds borrowed from banks and brokerage firm margin accounts and used for their businesses operations in general. To the extent that Shares may be held in a margin account, they may be pledged along with other positions in such accounts as collateral security for the repayment of debit balances in the account. Because other securities are held in such accounts, however, it is not possible to determine the amount, if any, of margin used by OZ Master Fund with respect to the Shares.

     None of the persons listed on Schedule I has contributed any funds or other consideration towards the purchase of any securities of the Company, except insofar as they may have partnership interests in any of the Reporting Persons and may have made capital contributions to a Reporting Person as the case may be.


Item 4.   Purpose of Transaction

     The Shares have been acquired by the Reporting Persons for investment purposes. Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares or other securities convertible or exchangeable for Shares in public or private transactions; dispose of Shares or other securities in public or private transactions, including dispositions economically effected by short sales or options transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Shares or other securities. Any such transactions may be effected at any time and from time to time. To the knowledge of each Reporting Person, each of the persons listed on Schedules hereto may make the same evaluation and may reserve the same rights. In connection with their investment in the Company, the Reporting Persons expect from time to time to consult with management and other shareholders of the Company.

     Other than as discussed above, or as otherwise described in Item 6 of this Statement on Schedule 13D, the Reporting Persons currently have no plans to effect any of the transactions required to be described in Item 4 of
Schedule 13D.


Item 5.   Interest in Securities of the Issuer

     (a) - (b)

     As of November 19, 1999, OZ Master Fund was the record owner of 55,826 shares of Preferred Stock, Series C Warrants exercisable for 228,572 Shares (at $5.25 per Share), Series D Warrants exercisable for 342,858 Shares (at $6.56 per Share) and 7,108 Shares. The Preferred Stock is convertible into Common Stock by dividing (A) the sum of (x) the product obtained by multiplying (i) the number of shares of Preferred Stock to be converted by
(ii) $100, and (y) all accrued and unpaid dividends, by (B) the "Conversion Price" then in effect. The Conversion Price for the Preferred Stock is the lower of $5.25 and 90% of the average 3 lowest closing bid prices for the 20 business days preceding the date of conversion.

     Because the Preferred Stock is convertible into Shares at the option of the Reporting Persons pursuant to the foregoing formulas, it is not possible to accurately calculate the number of Shares which would be owned by the Reporting Persons as such Preferred Stock is converted over time. However, if all shares of Preferred Stock were converted at the floating Conversion Price as calculated as of the reporting date, the 55,826 shares of Preferred Stock owned by OZ Master Fund would be convertible into 3,085,332 Shares, and such figure has been used in making this filing. (At the fixed Conversion Price of $5.25, the 55,826 Shares of Preferred Stock owned by OZ Master Fund as of the reporting date would be convertible into 1,063,352 Shares.) The Warrants are immediately exercisable for 571,430 Shares at the exercise prices set forth in the preceding paragraph.

     On the basis of such calculations, OZ Master Fund, and indirectly through its advisory relationship, OZ Management, may each be considered beneficially to own 3,663,870 Shares, or 22.3% of the Company's outstanding Shares as of the reporting date. Such calculation is based on the Company's outstanding Shares, as derived from Amendment No. 1 to the Company's S-3 Registration Statement dated October 28, 1999, after giving effect to Shares issuable upon conversion of the Preferred Stock and exercise of the Warrants owned by the Reporting Persons.

     Each of the Reporting Persons may be deemed to share the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by each other. In addition, Daniel S. Och, as managing member of OZ Management, may be deemed to beneficially and indirectly own the Shares that OZ Management may be deemed to indirectly and beneficially own.

     (c) Schedule III lists transactions in the Shares by the Reporting Persons during the last sixty days, including the name, date, amount of securities involved, and price per unit. All acquisitions of Shares were made by conversions of Preferred Stock directly with the Company, and all dispositions of Shares were executed through open market transactions. There were no other transactions in the Shares by the Reporting Persons in the past sixty days.

     (d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     (a)  As a party to a Securities Purchase Agreement, dated as of March
17, 1999, the Company is required to elect to the Board of Directors of the Company, at each election of directors, an individual designated by OZ Master Fund, so long as any Preferred Stock is outstanding. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 2, which is hereby incorporated by reference.

     (b)  As a party to a Registration Rights Agreement, dated as of March
17, 1999, OZ Master Fund has the right to demand that the Company register the Shares held by OZ Master Fund in certain cases; OZ Master Fund also has the right to request, upon a proposal by the Company to register any of its securities, that the Company register certain of its Shares. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 3, which is hereby incorporated by reference.

     (c) Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits

     1.   Joint Filing Agreement among the Reporting Persons.

     2.   Securities Purchase Agreement, dated as of March 17, 1999.

     3.   Registration Rights Agreement, dated as of March 17, 1999.




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                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 1999.


OZ MANAGEMENT, L.L.C.

By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Managing Member



OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager

By:  /s/ Daniel S. Och
----------------------------------
Name:   Daniel S. Och
Title:  Managing Member





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                          Exhibit Index


1.   Joint Filing Agreement among the Reporting Persons.

2.   Securities Purchase Agreement, dated as of March 17, 1999.

3.   Registration Rights Agreement, dated as of March 17, 1999.


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                            Schedule I


     The following lists the name, business address, present principal occupation or employment, and citizenship, of (i) each executive officer of OZ Management, and (ii) each director and executive officer of OZ Master Fund.

A.  OZ Management, L.L.C.

Name                     Occupation/employment   Citizenship
& Business Address

Daniel S. Och            Managing Member        U.S.A.
153 East 53rd Street
44th Floor
New York, NY 10022


B.  OZ Master Fund, Ltd.

Name                     Occupation/employment   Citizenship
& Business Address

Directors:

N.S. Nominees, Ltd.       Director                   Cayman
N.D. Nominees, Ltd.       Director                   Cayman

c/o International Management
    Services, Ltd.
Harbour Centre
P.O. Box 61
George Town
Grand Cayman, Cayman Islands

Executive Officers:

Goldman Sachs (Cayman)     Secretary                   U.K.
  Trust, Ltd.
Harbour Centre
P.O. Box 896
George Town
Grand Cayman, Cayman Islands


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                          Schedule II-A


     The following lists the name, business address, present principal occupation or employment and citizenship of each director and executive officer of OZ Overseas Fund, Ltd.


Name                      Occupation/employment   Citizenship
& Business Address

Directors:

N.S. Nominees, Ltd.        Director                   Cayman

N.D. Nominees, Ltd.        Director                   Cayman

c/o International Management
       Services, Ltd.
Harbour Centre
P.O. Box 61
George Town
Grand Cayman, Cayman Islands


Executive Officers:

Goldman Sachs (Cayman)     Secretary                 U.K. Trust, Ltd.
Harbour Centre
P.O. Box 896
George Town
Grand Cayman, Cayman Islands


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                          Schedule II-B

     The following lists the name, business address, present principal occupation or employment and citizenship of each executive officer of (i) OZ Domestic Partners, L.P., (ii) OZ Advisors, L.L.C., the sole general partner of OZ Domestic Partners, L.P., and (iii) Och-Ziff Associates, L.L.C., the managing member of OZ Advisors, L.L.C.

Name                      Occupation/employment    Citizenship
& Business Address


A.  OZ Domestic Partners, L.P.,

OZ Advisors, L.L.C. is General Partner.


B.  OZ Advisors, L.L.C.

Daniel S. Och              Managing Member     U.S.A.
153 East 53rd Street
44th Floor
New York, NY 10022



C.  Och-Ziff Associates, L.L.C.

Daniel S. Och              Managing Member     U.S.A.
153 East 53rd Street
44th Floor
New York, NY 10022


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                           Schedule III




Title of      Transaction    Securities Purchased(P)*
Security      Date           or Sold(S)

                             Number of (P)       Price
                             Shares    (S)       Per Share

Common Stock  11/02/99        25,040    P        2.2125
Common Stock  11/02/99         3,000    S        2.6875
Common Stock  11/03/99         8,000    S        2.5938
Common Stock  11/04/99         7,500    S        2.5625
Common Stock  11/16/99        25,000    S        2.2500
Common Stock  11/16/99        50,017    P        1.8094
Common Stock  11/17/99        25,000    S        2.2500
Common Stock  11/17/99         2,900    S        2.3125
Common Stock  11/18/99         8,900    S        2.3315
Common Stock  11/18/99        17,500    S        2.3304
Common Stock  11/18/99        50,017    P        1.8094
Common Stock  11/19/99        50,017    P        1.8094
Common Stock  11/19/99        50,000    S        2.0625
Common Stock  11/19/99        70,200    S        1.6345
Common Stock  11/19/99        50,017    P        1.8094



*   For the purposes of this Schedule III, all Shares
"purchased" represent Shares received upon the conversion of shares of Preferred Stock at the Conversion Price applicable on such date.



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